Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

•	Revenue was a record high of $546.6 million in 2Q15, increased 7.2% QoQ from $509.8 million in 1Q15 and increased 6.9% YoY from $511.3 million in 2Q14.

•	Gross profit was a record high of $176.4 million in 2Q15, increased 17.7% QoQ from $149.9 million in 1Q15 and increased 23.3% YoY from $143.1 million in 2Q14

•	Gross margin was a record high of 32.3% in 2Q15, compared to 29.4% in 1Q15 and 28.0% in 2Q14.

•	Profit for the period attributable to SMIC was $ 76.7 million in 2Q15, compared to $55.5 million in 1Q15 and $56.8 million in 2Q14. Excluding the gain of commitment to grant shares and warrants in 2Q10, profit for the period attributable to SMIC was a record high in 2Q15.

•	China-region revenue contributed 51.1% of overall revenue in 2Q15, a record high for the Group.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on August 11, 2015, in relation to its unaudited results for the three months ended June 30, 2015.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –August 11, 2015. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2015.

Third Quarter 2015 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

•	Revenue to increase by 1% to 3% quarter over quarter.

•	Gross margin to range from 28% to 30%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $134 million to $139 million.

•	Non-controlling interests of our majority-owned subsidiaries to range from positive $11 million to positive $13 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “SMIC has achieved two quarters of consecutive growth in 2015 and we are guiding an additional quarter of growth for the third quarter. With some customers undergoing inventory adjustments, SMIC has successfully ramped up new products keeping our fabs well utilized.

The second quarter of 2015 was our best quarter to date with record-high revenue of $546.6 million and gross margin of 32.3%. In the second quarter shipments and utilization exceeded our expectations, resulting in 7.2% quarter over quarter revenue growth. We achieved a profit attributable to SMIC of $76.7 million, an increase of 38.3% quarter over quarter and 35.0% year over year.

Our China revenue share has continued to increase in the past quarters and in Q2 China-region revenue contributed more than half our revenue for the first time. SMIC is in a key position as the largest and most advanced foundry in China to capture the many opportunities stemming from China.”

Conference Call / Webcast Announcement

Date: August 12, 2015
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/ijmh7wth.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2015 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO regarding our expectations for our growth and opportunities in China are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on 20-F filed with the SEC on April 28, 2015, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes third quarter 2015 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Second Quarter 2015 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q15	1Q15	QoQ	2Q14	YoY
Revenue	546,615	509,798	7.2%	511,344	6.9%
Cost of sales	(370,210)	(359,871)	2.9%	(368,291)	0.5%

Gross profit	176,405	149,927	17.7%	143,053	23.3%
Operating expenses	(115,728)	(104,423)	10.8%	(84,861)	36.4%

Profit from operations	60,677	45,504	33.3%	58,192	4.3%
Other income (expense), net	11,943	6,125	95.0%	(1,105)	—

Profit before tax	72,620	51,629	40.7%	57,087	27.2%
Income tax (expense) benefit	(924)	(54)	1611.1%	93	—

Profit for the period	71,696	51,575	39.0%	57,180	25.4%
Other comprehensive income:
Exchange differences on translating foreign operations	397	(400)	—	(858)	—
Change in value of available-for-sale financial assets	(1,006)	1,451	—	—	—

Total comprehensive income for the period	71,087	52,626	35.1%	56,322	26.2%

Profit for the period attributable to:
SMIC	76,704	55,477	38.3%	56,801	35.0%
Non-controlling interests	(5,008)	(3,902)	28.3%	379	—

Profit for the period	71,696	51,575	39.0%	57,180	25.4%
Gross margin	32.3%	29.4%	—	28.0%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.10	0.08		0.09
Diluted	0.10	0.07		0.08
Wafers shipped (in 8” equivalent wafers)	731,730	692,131	5.7%	648,764	12.8%
Capacity utilization(3)	102.1%	99.7%	—	94.6%	—

Note:

(1)	Based on weighted average ordinary shares of 37,192 million (basic) and 41,572 million (diluted) in 2Q15, 35,877 million (basic) and 40,181 million (diluted) in 1Q15, and 32,766 million (basic) and 35,291 million (diluted) in 2Q14.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue increased 7.2% QoQ from $509.8 million in 1Q15 to $546.6 million in 2Q15 mainly because of an increase of wafer shipments in 2Q15.

•	Cost of sales was $370.2 million in 2Q15, up 2.9% QoQ from $359.9 million in 1Q15.

•	Gross profit was $176.4 million in 2Q15, an increase of 17.7% QoQ from $149.9 million in 1Q15.

•	Gross margin was 32.3% in 2Q15, up from 29.4% in 1Q15, primarily due to an increase in fab utilization in 2Q15.

•	Operating expenses were $115.7 million in 2Q15, an increase of 10.8% QoQ from $104.4 million in 1Q15, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	2Q15	1Q15	2Q14
Computer	4.5%	3.6%	2.8%
Communications	49.4%	44.2%	41.4%
Consumer	37.7%	46.3%	48.0%
Others	8.4%	5.9%	7.8%
By Service Type	2Q15	1Q15	2Q14

Wafers	95.4%	96.3%	95.4%
Mask making, testing, others	4.6%	3.7%	4.6%
By Customer Type	2Q15	1Q15	2Q14

Fabless semiconductor companies	72.7%	81.3%	85.2%
Integrated device manufacturers (IDM)	2.7%	2.5%	3.0%
System companies and others	24.6%	16.2%	11.8%
By Geography	2Q15	1Q15	2Q14

North America	32.0%	41.1%	42.0%
China(1)	51.1%	47.0%	44.4%
Eurasia(2)	16.9%	11.9%	13.6%
Wafer Revenue Analysis

By Technology	2Q15	1Q15	2Q14

40/45 nm	15.3%	16.0%	13.2%
55/65 nm	25.2%	26.1%	26.3%
90 nm	4.8%	4.6%	3.4%
0.13 µm	10.9%	10.2%	12.1%
0.15/0.18 µm	39.9%	39.7%	40.2%
0.25/0.35 µm	3.9%	3.4%	4.8%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	2Q15	1Q15
Shanghai Mega Fab (8”)	99,000	97,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	83,250	81,000
Tianjin Fab (8”)	42,000	42,000
Total monthly wafer fabrication capacity**	255,750	251,500

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes
**Our new 8-inch fab in Shenzhen and 12-inch fab in Beijing have reached an installed capacity of 10,000 and 600 wafers per month but not entered into mass production at the end of 2Q15.

•	Monthly capacity increased to 255,750 8-inch equivalent wafers in 2Q15 from 251,500 8-inch equivalent wafers in 1Q15, primarily due to an increase of fab efficiency in our Shanghai 8-inch fab and Beijing 12-inch fab.

Shipment and Utilization

8” equivalent wafers	2Q15	1Q15	QoQ	2Q14	YoY
Wafer shipments	731,730	692,131	5.7%	648,764	12.8%
Utilization rate(1)	102.1%	99.7%	—	94.6%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q15	1Q15	QoQ	2Q14	YoY
Cost of sales	370,210	359,871	2.9%	368,291	0.5%
Depreciation	95,942	100,929	-4.9%	106,236	-9.7%
Other manufacturing costs	272,552	257,708	5.8%	260,365	4.7%
Share-based compensation	1,716	1,234	39.1%	1,690	1.5%
Gross profit	176,405	149,927	17.7%	143,053	23.3%
Gross margin	32.3%	29.4%	—	28.0%	—

•	Cost of sales was $370.2 million in 2Q15, up 2.9% QoQ from $359.9 million in 1Q15.

•	Depreciation within the cost of sales decreased 4.9% to $95.9 million in 2Q15, compared to $100.9 million in 1Q15. The decrease was mainly due to an increase of utilization in our 12-inch fab in 2Q15.

•	Other manufacturing costs within the cost of sales increased 5.8% to $272.6 million in 2Q15, compared to $257.7 million in 1Q15.

•	Gross profit was $176.4 million in 2Q15, an increase of 17.7% QoQ from $149.9 million in 1Q15.

•	Gross margin was 32.3% in 2Q15, up from 29.4% in 1Q15, primarily due to an increase in fab utilization in 2Q15.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q15	1Q15	QoQ	2Q14	YoY
Operating expenses	115,728	104,423	10.8%	84,861	36.4%
Research and development, net	55,202	53,453	3.3%	45,080	22.5%
General and administrative	52,051	42,486	22.5%	35,528	46.5%
Selling and marketing	9,159	9,205	-0.5%	9,018	1.6%
Other operating income	(684)	(721)	-5.1%	(4,765)	-85.6%

•	R&D expenses increased to $55.2 million in 2Q15, compared to $53.5 million in 1Q15. Excluding the funding of R&D contracts from the government, R&D expenses increased by $6.8 million QoQ to $65.6 million in 2Q15. Funding of R&D contracts from the government was $10.4 million in 2Q15, compared to $5.3 million in 1Q15.

•	General and administrative expenses increased to $52.1 million in 2Q15, up 22.5% QoQ from $42.5 million in 1Q15, mainly because of 1) the expansion expenses relating to the two new fab projects – the 8-inch fab in Shenzhen and the 12-inch fab in Beijing and 2) accrued employee bonus increased in 2Q15.

Other Income (expense), Net

Amounts in US$ thousands	2Q15	1Q15	QoQ	2Q14	YoY
Other income (expense), net	11,943	6,125	95.0%	(1,105)	—
Interest income	956	1,369	-30.2%	3,021	-68.4%
Finance costs	(2,416)	(5,010)	-51.8%	(8,231)	-70.6%
Foreign exchange gains or losses	4,960	120	4033.3%	(1,860)	—
Other gains or losses, net	8,592	9,621	-10.7%	5,399	59.1%
Share of profits of associates	(149)	25	—	566	—

•	The change in finance costs was due to 1) the Group’s repayment of some bank borrowings in 1Q15 and 2) more interest expense was capitalized as part of the costs of assets under construction in 2Q15.

•	The change in foreign exchange gains or losses was mainly due to an appreciation of RMB against USD in 2Q15. Foreign monetary assets mainly consist of cash and cash equivalent and accounts receivables in RMB. And foreign monetary liabilities mainly consist of loans, accounts payables and other payables in RMB. The Group is in net foreign monetary asset position.

Depreciation and Amortization

Amounts in US$ thousands	2Q15	1Q15	QoQ	2Q14	YoY
Depreciation and amortization	124,911	125,461	-0.4%	138,463	-9.8%

Liquidity

Amounts in US$ thousands	2Q15	1Q15
Cash and cash equivalent	766,165	402,378
Restricted cash	105,791	229,500
Other financial assets(1)	568,886	586,047
Trade and other receivables	489,675	454,383
Prepayment and prepaid operating expenses	37,507	38,969
Inventories	365,332	340,889
Total current assets	2,333,356	2,052,166
Current tax liabilities	412	33
Accrued liabilities	132,714	124,711
Deferred government funding	62,368	65,200
Short-term Borrowings	119,727	192,775
Trade and other payables	863,210	699,467
Total current liabilities	1,178,431	1,082,186
Cash Ratio(2)	0.7x	0.4x
Quick Ratio(3)	1.7x	1.6x
Current Ratio(4)	2.0x	1.9x

Note:

(1)	Other financial assets contain financial products sold by bank and bank deposit over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	2Q15	1Q15
Cash and cash equivalent	766,165	402,378
Restricted cash	105,791	229,500
Other financial assets(1)	568,886	586,047
Short-term borrowings	119,727	192,775
Long-term borrowings	85,484	39,087
Convertible bonds	385,947	382,668
Corporate bonds	492,383	491,976
Total debt	1,083,541	1,106,506
Net debt(2)	(251,510)	118,081
Equity	3,846,024	3,364,264
Total debt to equity ratio(3)	28.2%	32.9%
Net debt to equity ratio(4)	N/A(5)	3.5%

Note:

(1)	Other financial assets contain financial products sold by bank and bank deposit over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

(5)	The ratio was not applicable due to the negative net debt in 2Q15.

Cash and cash equivalent increased to $766.2 million in 2Q15 from $402.4 million in 1Q15 primarily because of the closing of the private placement of 4,700,000,000 ordinary shares to China Integrated Circuit Industry Investment Fund Co., Ltd. in 2Q15.

Cash Flow

Amounts in US$ thousands	2Q15	1Q15
Net cash from operating activities	154,577	134,273
Net cash used in investing activities	(170,372)	(148,888)
Net cash from (used in) financing activities	379,423	(185,819)
Effect of exchange rate changes	159	(224)
Net change in cash and cash equivalent	363,787	(200,658)

Capex Summary

■ Capital expenditures for 2Q15 were $367.6 million.
■ The planned 2015 capital expenditures for foundry operations are approximately $1.5 billion.
■ The planned 2015 capital expenditures for non-foundry operations, mainly for the construction of living quarters, are approximately $150 million. The Group plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• List of Directors and their Roles and Functions (2015-06-26)
• Poll Results of the Annual General Meeting held on 26 June 2015 (2015-06-26)
• SMIC Receives “2014 Foundry Supplier of the Year” Award from Qualcomm (2015-06-25)
• SMIC, Huawei, imec, and Qualcomm in Joint Investment on SMIC’s New Research and Development Company (2015-06-23)
• Retirement of Independent Non-Executive Director and Withdrawal of Resolution 2(d) In Notice of Annual General Meeting dated 30 April 2015 (2015-06-23)
• Non-Exempt Connected Transactions Pre-emptive Subscriptions by Datang and Country Hill and Grant of Restricted Share Units to a Director (2015-06-12)
• Closure of Register of Members (2015-06-08)
• Completion of Issue of 4,700,000,000 New Shares to a Wholly-Owned Subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd., Under General Mandate (2015-06-08)
• Brite Semiconductor, CEVA and SMIC collaborate on IoT ASIC platform (2015-06-02)
• SMIC and Semiconductor Companies Donate over 2.76 million yuan to its Liver Transplant Program for Children (2015-06-01)
• Grant of Options (2015-05-21)
• SMIC Beijing’s New 12-inch Fab Awarded LEED Gold Certification (2015-05-15)
• SMIC Reports Unaudited Results for the Three Months Ended March 31, 2015 (2015-05-07)
• Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of Receipt and Language of Corporate Communication (2015-04-29)
• Circulars — Notification Letter and Request Form for Non-registered Shareholders (2015-04-29)
• Circulars — Notification Letter and Change Request Form for Registered Shareholders (2015-04-29)
• Circulars — Notification Letter for Registered Shareholders (2015-04-29)
• Notice of Annual General Meeting (2015-04-29)
• Proxy Forms — Form of Proxy for Use at the Annual General Meeting to be held on 26 June 2015 (2015-04-29)
• Proposals for Re-election of Directors, General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting (2015-04-29)
• 2014 Annual Report (2015-04-29)
• Overseas Regulatory Announcement (2015-04-29)
• Notification of Board Meeting (2015-04-20)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2015	March 31, 2015
	(Unaudited)	(Unaudited)
Revenue	546,615	509,798
Cost of sales	(370,210)	(359,871)

Gross profit	176,405	149,927

Research and development expenses, net	(55,202)	(53,453)
General and administration expenses	(52,051)	(42,486)
Sales and marketing expenses	(9,159)	(9,205)
Other operating income	684	721
Operating expenses	(115,728)	(104,423)
Profit from operation	60,677	45,504
Other income, net	11,943	6,125
Profit before tax	72,620	51,629
Income tax expense	(924)	(54)

Profit for the period	71,696	51,575

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	397	(400)
Change in value of available-for-sale financial assets	(1,006)	1,451

Total comprehensive income for the period	71,087	52,626

Profit for the period attributable to:
Owners of the Company	76,704	55,477
Non-controlling interests	(5,008)	(3,902)

	71,696	51,575

Total comprehensive income for the period attributable to:
Owners of the Company	76,090	56,528
Non-controlling interests	(5,003)	(3,902)

	71,087	52,626

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.10	0.08
Diluted	0.10	0.07
Shares used in calculating basic earnings per share	37,191,800,114	35,876,740,022
Shares used in calculating diluted earnings per share	41,571,630,732	40,180,857,955

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(110,901)	(99,669)

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2015	March 31, 2015	June 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(115,728)	(104,423)	(84,861)
Employee bonus accrual	16,035	10,492	10,849
Government funding	(11,208)	(5,514)	(8,494)
Gain from the disposal of living quarters	-	(224)	(4,094)

Non-GAAP operating expenses	(110,901)	(99,669)	(86,600)

As of
	June 30, 2015	March 31, 2015
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3,252,963	3,017,149
Prepaid land use right	143,220	134,655
Intangible assets	202,488	206,562
Investments in associates	160,744	57,520
Investments in joint ventures	14,594	—
Deferred tax assets	44,701	44,529
Other assets	12,957	28,582

Total non-current assets	3,831,667	3,488,997

Current assets
Inventories	365,332	340,889
Prepayment and prepaid operating expenses	37,507	38,969
Trade and other receivables	489,675	454,383
Other financial assets	568,886	586,047
Restricted cash	105,791	229,500
Cash and cash equivalent	766,165	402,378

Total current assets	2,333,356	2,052,166

TOTAL ASSETS	6,165,023	5,541,163

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 40,750,102,963 and 35,929,902,252 shares issued and outstanding at June 30, 2015 and March 31, 2015 , respectively	16,300	14,372
Share premium	4,792,011	4,383,103
Reserves	96,168	96,783
Accumulated deficit	(1,408,709)	(1,485,413)

Equity attributable to owners of the Company	3,495,770	3,008,845
Non-controlling interests	350,254	355,419

Total equity	3,846,024	3,364,264

Non-current liabilities
Borrowings	85,484	39,087
Convertible bonds	385,947	382,668
Bonds payable	492,383	491,976
Deferred tax liabilities	1,383	69
Deferred government funding	173,291	178,833
Other liabilities	2,080	2,080
Total non-current liabilities	1,140,568	1,094,713

Current liabilities
Trade and other payables	863,210	699,467
Borrowings	119,727	192,775
Deferred government funding	62,368	65,200
Accrued liabilities	132,714	124,711
Current tax liabilities	412	33
Total current liabilities	1,178,431	1,082,186

Total liabilities	2,318,999	2,176,899

TOTAL EQUITY AND LIABILITIES	6,165,023	5,541,163

	For the three months ended
	June 30, 2015	March 31, 2015
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	71,696	51,575
Depreciation and amortization	124,911	125,461
Share of profits of associates	149	(25)
Changes in working capital and others	(42,179)	(42,738)

Net cash from operating activities	154,577	134,273

Cash flow from investing activities:
Payments for property, plant and equipment	(235,515)	(224,436)
Payments for intangible assets	(6,633)	(9,935)
Payments for land use rights	(9,265)	—
Proceeds from disposal of property, plant and equipment	41,656	11,486
Changes in restricted cash relating to investing activities	122,557	7,770
Payments to acquire financial assets	(551,419)	(657,899)
Proceeds on sale of financial assets	575,380	723,215
Proceeds from disposal of available-for-sale investment	—	1,204
Net cash outflow from deconsolidation of subsidiaries	(248)	—
Payment to acquire long-term investment	(106,885)	(293)
Net cash used in investing activities	(170,372)	(148,888)

Cash flow from financing activities:
Proceeds from borrowings	79,256	57,626
Repayment of borrowings	(105,907)	(244,020)
Proceeds from issuance of ordinary shares	399,460	—
Proceeds from exercise of employee stock options	6,614	575
Net cash from (used in) financing activities	379,423	(185,819)

Effects of exchange rate changes on the balance of cash held in foreign currencies	159	(224)

Net increase (decrease) in cash and cash equivalent	363,787	(200,658)
Cash and cash equivalent, beginning of period	402,378	603,036
Cash and cash equivalent, end of period	766,165	402,378

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Beijing, PRC
August 11, 2015

• For identification purposes only